UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 27, 2006	/s/ William K. Gerber
William K. Gerber

Executive Vice President and Chief Financial Officer (Principal Financial Officer)

June 27, 2006	/s/ Michael E. Debs
Michael E. Debs

Senior Vice President and Corporate Controller (Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Kelly Retirement Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan

June 23, 2006

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
	(In thousands of dollars)
Investments
Investments, at fair value	$102,238	$91,674

Total investments	102,238	91,674

Contributions Receivable
Employer	2,667	2,381
Participant	305	280

Total receivables	2,972	2,661

Net assets available for benefits	$105,210	$94,335

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005
(In thousands of dollars)
Additions
Investment Income:
Dividend income	$1,765
Net appreciation in fair value of investments	3,580

5,345

Contributions:
Employer	4,817
Participant	8,568

13,385

Total additions	18,730

Deductions
Benefits paid to participants	7,783
Administrative fees	72

Total deductions	7,855

Net change in assets available for benefits	10,875

Net assets available for benefits:
Beginning of year	94,335

End of year	$105,210

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums ($14,000 in 2005) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed $4,000 in 2005. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 2005 represented 2.0% of participants’ eligible wages for the year and totaled $2,903. Employer Matching Contributions equal $.50 per dollar of their contribution up to 4% of eligible pay. The employer contributions are allocated in the same manner as the participant contributions.

Participant accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President and Chief Administrative Officer and the Senior Vice President, General Council and Corporate Secretary and serves at the pleasure of the Board.

Investment options

All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description (continued)

Vesting and Benefits

Participants become fully vested in Employer Discretionary Contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.

The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.

Participant forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan administrator offset the Employer Discretionary Contribution with forfeitures aggregating $307 for the year ended December 31, 2005.

Participant Loans

The Plan, as currently designed, does not allow participants to borrow from their accounts.

2.	Summary of Significant Accounting Principles and Practices

Basis of accounting and use of estimates

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Plan investments are stated at fair value as of the last day of the Plan year. The Plan’s mutual fund investments are valued based on quoted market prices. The JPMorgan Stable Asset Income Fund and the Kelly Stock Fund are valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

2.	Summary of Significant Accounting Principles and Practices (continued)

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of benefits

Benefits are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	2005	2004
Registered Investment Companies:
JPMorgan Intermediate Bond Fund Select (894,190 and 856,859 shares/units, respectively)	$9,282	$9,177
JPMorgan Investor Growth & Income Fund (1,103,121 and 1,155,218 shares/units, respectively)	14,782	14,983
JPMorgan Equity Index Fund Select (712,910 and 740,048 shares/units, respectively)	20,247	20,418
JPMorgan Large Cap Growth Fund Select (396,115 and 378,517 shares/units, respectively)	6,310	5,750
Lord Abbett Mid Cap Value (285,949 and 202,333 shares/units, respectively)	6,408	4,579
Fidelity Advisor Mid Cap Fund T (411,163 and 341,095 shares/units, respectively)	9,979	8,603
American Funds Europacific Growth R4 (140,366 and 84,838 shares/units, respectively)	5,703	2,991

Investments individually less than 5% of net assets	11,014	8,330

Total Registered Investment Companies	83,725	74,831

Collective Funds:
JPMorgan Stable Asset Income Fund S (48,682 and 45,254 shares/units, respectively)	15,923	14,180

Kelly Services, Inc. Class “A” Common Stock Fund	2,590	2,663

Total Investments	$102,238	$91,674

All funds are participant directed.

During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2005
Common Stock	$(311)
Collective Funds	664
Registered Investment Companies	3,227

Net appreciation in fair value of investments	$3,580

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

4.	Priorities on Plan Termination

Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

5.	Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$105,210	$94,335
Amounts allocated to withdrawing participants	(678)	(541)

Net assets available for benefits per the Form 5500	$104,532	$93,794

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2005
Benefits paid to participants per the financial statements	$7,783
Add - Amounts allocated to withdrawing participants at December 31, 2005	678
Less - Amounts allocated to withdrawing participants at December 31, 2004	(541)

Benefits paid to participants per the Form 5500	$7,920

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

6.	Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective February 18, 2002, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended subsequent to February 18, 2002. Management believes that the Plan as amended complies with relevant requirements and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.

The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

Kelly Retirement Plus

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2005

Party-in interest (a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)			Current Value (e)
						(In thousands of dollars)
	Registered Investment Companies:

*	JPMorgan Investor Growth & Income Fund	1,103,120.7120 shares/units	$	*	*	$14,782

*	JPMorgan Equity Index Fund Select	712,909.5400 shares/units		*	*	20,247

*	JPMorgan Intermediate Bond Fund Select	894,190.4280 shares/units		*	*	9,282

*	JPMorgan Large Cap Growth Fund Select	396,114.8760 shares/units		*	*	6,310

*	JPMorgan U.S. Equity Fund Select	113,684.6560 shares/units		*	*	1,248

	MFS Value Fund A	98,594.8050 shares/units		*	*	2,282

	AIM Small Cap Growth A	95,806.2290 shares/units		*	*	2,636

	Royce Total Return Fund	384,764.3910 shares/units		*	*	4,848

	Lord Abbett Mid Cap Value	285,949.3710 shares/units		*	*	6,408

	Fidelity Advisor Mid Cap Fund T	411,162.7630 shares/units		*	*	9,979

	American Funds Europacific Growth R4	140,365.5150 shares/units		*	*	5,703

	Collective Funds:

*	JPMorgan Stable Asset Income Fund S	48,682.3490 shares/units		*	*	15,923

	Common Stock:

*	Kelly Services, Inc. Class “A” Common Stock Fund	272,295.5590 shares/units		*	*	2,590

						$102,238

*	Represents a party-in-interest to the Plan.
**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2